ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
17 July to 19 August 2010

DATE	DETAILS
19 August 2010	Notification of Directors’ Interests -Scrip Dividend and Dividend Reinvestment

19 August 2010	NG plc debt repurchase

17 August 2010	Director Share Purchase- John Allan

10 August 2010	Directors Interests-Share Incentive Plan-monthly update

9 August 2010	Voting Rights and Capital (Transfer of shares from Treasury)

2 August 2010	Voting Rights and Capital (end-July issued capital confirmed)

27 July 2010	Voting Rights and Capital (Transfer of shares from Treasury)

26 July 2010	Publication of prospectus for Medium Term Note Programme

19 July 2010	Notification of Major Interests – Legal and General 3.99%

Note: During the period three separate ‘same day’ National Grid plc Forms 6-k were sent, covering the following announcements:

18 August: National Grid plc Scrip Dividend (issue and allotment by NG plc)

27 July: National Grid plc – AGM Poll Results.

26 July: National Grid plc – Interim Management Statement for the period

1 April 2010 to 25 July 2010.